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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)


                               KALAN GOLD CORPORATION.
            -------------------------------------------------------------
                                   (Name of Issuer)


                                        Common
            -------------------------------------------------------------
                            (Title of Class of Securities)


                                      48337-10-1
            -------------------------------------------------------------
                                    (CUSIP Number)


                                   SANFORD ALTBERGER
        TOWER 1, SUITE 340, 12358 E. ARAPAHOE ROAD, ENGLEWOOD, COLORADO 80112
                                   (303)  706-1706
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                    July 20, 1998
            -------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5

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CUSIP NO. 48337-10-1                     13D
          ----------

------------------------------------------------------------------------------
(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

            Sedcore Exploration Company Limited
------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group* (a)  / /
                                                       (b)  / /

     Not Applicable
------------------------------------------------------------------------------
(3)  SEC Use Only


------------------------------------------------------------------------------
(4)  Source of Funds*


     Cash
------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


     Not Applicable
------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization


      Republic of Ghana
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Number of Shares         (7) Sole Voting Power
Beneficially Owner
by Each Reporting              2,981,611
Person with              -----------------------------------------------------
                         (8) Shared Voting Power

                               2,981,611
                         -----------------------------------------------------
                         (9)  Sole Dispositive Power

                               2,981,611
                         -----------------------------------------------------
                         (10)  Shared Dispositive Power


                                        -0-
------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                   2,981,611
------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares


------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                   42.1%
------------------------------------------------------------------------------
(14) Type of Reporting Person
                                   Corporation



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ITEM 1.   SECURITY AND ISSUER:

This statement on Schedule 13D relates to the shares of the common stock $00001 par value ("Common Stock"), of Kalan Gold Corporation, a Colorado corporation (the "Company"). The address of the Company's principal executive office is Tower 1, Suite 340, 12835 E. Arapahoe Road, Englewood, Colorado 80112.

ITEM 2.   IDENTITY AND BACKGROUND

(a) This statement is being filed on behalf of Sedcore Exploration Company Limited (the "Reporting Person"). The Reporting Person is owned by Orovi Corporation, a Colorado company, which is taking the action discussed herein. All references herein to "Reporting Person" include both Sedcore Exploration Company Limited and its owner, Orovi Corporation, unless otherwise indicated.

(b) The business address of the Reporting Person is Tower 1, Suite 340, 12835 E. Arapahoe Road, Englewood, Colorado 80112.

(c)  The Reporting Person's principal occupation is not applicable.

(d) The Reporting Person has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in its being subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation by it with respect to such laws.

(f) Sedcore Exploration Company Limited is a corporation incorporated in the Republic of Ghana.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds for the activity disclosed herein is internal cash of Orovi Corporation.

ITEM 4.   PURPOSE OF TRANSACTION

Orovi Corporation plans to begin acquiring common shares of the Company through direct purchases in the market.

Orovi Corporation believes that the Company's common shares have been sufficiently discounted to be an interesting investment for Orovi at this time.

                              Page 3 of 5

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Orovi Corporation plans to purchase Company shares in the market from time to time at the then current market price when Orovi Corporation believes that the then current market price would be favorable to it. Orovi Corporation, which currently owns approximately 42% of the Company, has not decided upon the total number of common shares of the Company to be purchased by it but does not plan, in any case, purchase more than an additional 4.9% of the total issued and outstanding common shares of the Company at this time.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Exchange Act Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person is currently the beneficial owner of 2,981,611 shares of Common Stock, constituting approximately 42.1% of the shares of Common Stock outstanding as of December 31, 1997.

(b) The Reporting Person has sole voting power with respect to 2,981,611 shares of the common stock and shared voting power with respect to 2,981,611 shares of Common Stock. The Reporting Person has sole dispositive power with respect to 2,981,611 shares and shared dispositive power with respect to no shares of Common Stock.

(c) Other than as disclosed above in Item 4, the Reporting Person has not engaged in any transactions with respect to the Common Stock during the past 60 days.

(d) No other person has a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described above in Item 4, the Reporting Person has not entered into any contractual relationships with respect to any securities of the issuer.

ITEM 7.   MATERIAL TO BE FILES AS EXHIBITS

Not Applicable.

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                                      SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

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                              Sedcore Exploration Company Limited
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  /7/23/98                         ///Signed///
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Date                               Authorized Agent
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